SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549


                               SCHEDULE 13D
                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934


                         BADGER PAPER MILLS, INC.
                             (NAME OF ISSUER)

                COMMON STOCK, WITHOUT NOMINAL OR PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

                                 056543101
                              (CUSIP NUMBER)

                              GORDON R. LEWIS
                        WARNER NORCROSS & JUDD LLP
                           900 OLD KENT BUILDING
                            111 LYON STREET, NW
                     GRAND RAPIDS, MICHIGAN 49503-2489
                              (616) 752-2752
         (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                  TO RECEIVE NOTICES AND COMMUNICATIONS)

                              MARCH 20, 1996
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





                            Page 1 of 10 Pages
CUSIP No. 056543101                 13D


(1)  Name of Reporting Person:     Bomarko, Inc.
___________________________________________________________________________

(2)  Check the Appropriate Box                                   (a) [X]
     if a Member of a Group:                                     (b) [ ]
___________________________________________________________________________

(3)  SEC Use Only:
___________________________________________________________________________

(4)  Source of Funds     PF
___________________________________________________________________________

(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):                                              [ ]
___________________________________________________________________________

(6)  Citizenship or Place of Organization:  Delaware
___________________________________________________________________________

Number of Shares         (7)  Sole Voting Power:                 274,564
Beneficially Owned       (8)  Shared Voting Power:               _______
By Reporting Person      (9)  Sole Dispositive Power:            274,564
With                     (10) Shared Dispositive Power:          _______
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Reporting Person:    274,564
___________________________________________________________________________

(12) Check box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                                  [ ]
___________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):    14.0%
___________________________________________________________________________

(14) Type of Reporting Person:     CO
___________________________________________________________________________










                            Page 2 of 10 Pages
CUSIP No. 056543101                 13D


(1)  Name of Reporting Person:     Extrusions Division, Inc.
___________________________________________________________________________


(2)  Check the Appropriate Box                                   (a) [X]
     if a Member of a Group:                                     (b) [ ]
___________________________________________________________________________

(3)  SEC Use Only:
___________________________________________________________________________
(4)  Source of Funds     PF
___________________________________________________________________________

(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):                                              [ ]
___________________________________________________________________________

(6)  Citizenship or Place of Organization:  Michigan
___________________________________________________________________________

Number of Shares         (7)  Sole Voting Power:                 200
Beneficially Owned       (8)  Shared Voting Power:               _______
By Reporting Person      (9)  Sole Dispositive Power:            200
With                     (10) Shared Dispositive Power:          _______
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Reporting Person:    200
___________________________________________________________________________

(12) Check box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                                  [ ]
___________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):   0.0%
___________________________________________________________________________

(14) Type of Reporting Person:     CO
___________________________________________________________________________










                            Page 3 of 10 Pages
CUSIP No. 056543101


(1)  Name of Reporting Person:     James D. Azzar
___________________________________________________________________________

(2)  Check the Appropriate Box                                   (a) [X]
     if a Member of a Group:                                     (b) [ ]
___________________________________________________________________________

(3)  SEC Use Only:
___________________________________________________________________________

(4)  Source of Funds     OO
___________________________________________________________________________

(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):                                              [ ]
___________________________________________________________________________

(6)  Citizenship or Place of Organization:  United States
___________________________________________________________________________

Number of Shares         (7)  Sole Voting Power:                 274,764*
Beneficially Owned       (8)  Shared Voting Power:               ________
By Reporting Person      (9)  Sole Dispositive Power:            274,764*
With                     (10) Shared Dispositive Power:          ________
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Reporting Person:     274,764*
___________________________________________________________________________

(12) Check box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                                  [ ]
___________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):    14.0%
___________________________________________________________________________

(14) Type of Reporting Person:     IN
___________________________________________________________________________
*Includes Shares beneficially owned by Bomarko and EDI









                            Page 4 of 10 Pages
          This amendment no. 1 is filed for the purpose of generally updating information previously filed.

ITEM 1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this joint Statement on Schedule 13D ("Statement") relates is Common Stock, without nominal or par value ("Shares"). The name and address of the principal executive offices of the issuer of such securities is Badger Paper Mills, Inc. ("Issuer"), 200 West Front Street, Peshtigo, Wisconsin 54157.


ITEM 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed jointly on behalf of Bomarko, Inc. ("Bomarko"), Extrusions Division, Inc. ("EDI"), and James D. Azzar (collectively referred to as the "Reporting Persons"). The Reporting Persons constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

     Bomarko is a Delaware corporation. Its principal business is the manufacture and sale of coated and printed paper products. The address of its principal business and principal office is Bomarko, Inc., North Oak Road, Post Office Box K, Plymouth, Indiana 46563.

     The name, residence or business address, principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the directors and executive officers of Bomarko are as follows:






















               Page 5 of 10 Pages

NAME AND RELATIONSHIP TO
       BOMARKO                   ADDRESS                PRINCIPAL EMPLOYMENT

James D. Azzar, Chairman     208 Pioneer Club Road       Private Investor
of the Board, Chief          East Grand Rapids,
Executive Officer and        Michigan 49506
Director

Robert T. Hynes,             North Oak Road,             President of Bomarko,
President and Director       Plymouth, Indiana           Inc. (Manufacture of
                             46563                       Paper Products), North
                                                         Oak Road, Plymouth,
                                                         Indiana 46563

Michael B. Azzar,            201 Cottage Grove, SE       Vice President, Azzar
Director                     Grand Rapids, Michigan      Store Equipment
                             49507                       (Equipment Sales),
                                                         201 Cottage Grove, SE,
                                                         Grand Rapids, Michigan
                                                         49507

John Yeakey, Treasurer       North Oak Road,             Treasurer and Chief
and Chief Financial          Plymouth, Indiana           Financial Officer of
Officer                      46563                       Bomarko, Inc. (Manu-
                                                         facture of Paper
                                                         Products), North Oak
                                                         Road, Plymouth, Indiana
                                                         46563

Steven C. Steketee,          201 Cottage Grove, SE       President of Multi-Tech
Director                     Grand Rapids, Michigan      Precision Machining
                             49507                       Company (General Manu-
                                                         facturing), 259 Cottage
                                                         Grove, SE, Grand
                                                         Rapids, Michigan 49507

Peter R. Tolley              5650 Foremost Dr., SE,      Attorney, Tolley,
Director                     Grand Rapids, Michigan      Verwys, VandenBosch &
                             49546                       Walton PC, 5650 Fore-
                                                         most Dr., SE, Grand
                                                         Rapids, Michigan 49546

     Each of the individuals named above is a United States citizen.




               Page 6 of 10 Pages
     EDI is a Michigan corporation. Its principal business is the sale of plastic parts. The address of its principal business and principal officer is 208 Pioneer Club Road, East Grand Rapids, Michigan 49506. James D. Azzar is the President, sole director and sole shareholder of EDI. Mr. Azzar's business address is 208 Pioneer Club Road, East Grand Rapids, Michigan 49506.

     James D. Azzar is a United States citizen. He is a private investor. His business address is 208 Pioneer Club Road, East Grand Rapids,
Michigan 49506.

     During the last five years, neither Bomarko, EDI, James D. Azzar, nor any of the foregoing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All shares were purchased with cash on hand or obtained from the sale of investment securities held for the portfolio of the reporting person.


ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons' present purpose in acquiring the Shares reported hereunder is to acquire a significant equity interest in the issue or as an investment. The Reporting Persons may reevaluate and change their purpose for owning the Shares from time to time.

     On September 11, 1995, the Reporting Persons submitted to the Issuer a Request for a Shareholder Vote on a resolution pursuant to Wis. Stat.
<Section> 180.1150, which would approve and restore full voting power to
Shares held by the Reporting Persons if the Reporting Persons acquire in excess of 20% of the voting power in the election of directors of the Issuer. Pursuant to an informal agreement between Issuer and the Reporting Persons, that resolution was not then submitted to a vote of the shareholders of the Issuer. On February 23, 1996, the Reporting Persons renewed the request for such vote. The Reporting Persons' Notice of Proposed Resolution and Proposed Supporting Statement for such resolution are attached as Appendix A to this Statement. The Reporting Persons' purposes for requesting the proposed resolution are as stated in the Notice of Proposed Resolution.




               Page 7 of 10 Pages
     On November 22, 1995, the Reporting Persons submitted to the Issuer a Shareholder Proposal for inclusion in the Issuer's 1996 Proxy Statement. A copy of the Shareholder Proposal and the Supporting Statement are attached to this Statement as Appendix B. The purpose of that Shareholder Proposal is as stated in the supporting statement to the proposal.

     In December of 1995, James D. Azzar met with the board of directors of the Issuer and proposed to the board of directors of the Issuer that the Issuer and Bomarko enter into discussions concerning a possible strategic transaction between Bomarko and the Issuer. Mr. Azzar was advised at that time that the board of directors did not wish to pursue such discussions. No such proposal is being actively pursued by the Reporting Persons at the date of this filing.

     The Reporting Persons have continued to purchase additional Shares in occasional market transactions. The Reporting Persons expect to continue to acquire additional Shares from time to time in the future, depending upon their evaluation of the Issuer's business and prospects, future developments, and availability of Shares, but have no specific plan or intention concerning the number of Shares which will be acquired or the timing, price or nature of purchase transactions. The Reporting Persons may also, depending upon their evaluation of the Issuer's business and prospects, future developments and the availability of Shares determined, dispose of Shares.

     Although the Reporting Persons' primary purpose for acquiring Shares of the Issuer is as an investment, the Reporting Persons contemplate that they will seek to be more involved in the business and management of the Issuer than a casual passive investor. Reporting Persons intend to monitor the business and management of the Issuer closely, to discuss strategic issues, key decisions, and management effectiveness with the management of the Issuer from time to time, and to take such actions as they may, in the future, deem necessary to protect and enhance the value of their investment.

     Except as stated above, as of the date of this filing, the Reporting Persons have no current plans or proposals that would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons intend to continue to review their investments and may consider and form plans that may result in such actions in the future.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (A) and (B)    The Issuer reported in its report on Form 10-K for the
year ended December 31, 1994, that it had 1,956,830 Shares issued and outstanding as of December 31, 1994. All of the percentages reported in this Statement are based on that number. All percentages have been rounded to the nearest one-tenth of a percent.


               Page 8 of 10 Pages
     Bomarko beneficially owns 274,564 Shares, representing approximately 14.0% of the issued and outstanding Shares. Bomarko has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

     EDI beneficially owns 200 Shares, representing 0.0% of the issued and outstanding Shares. EDI has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

     James D. Azzar beneficially owns 274,764 Shares, representing approximately 14.0% of the issued and outstanding Shares, including Shares beneficially owned by Bomarko and EDI. Mr. Azzar has the sole power to direct the voting and disposition of Shares beneficially owned by Bomarko and EDI.

     No other person named in Item 2 is known by the Reporting Persons to be the beneficial owner of any Shares.

     Except for James D. Azzar, each of the executive officers and directors of Bomarko disclaims beneficial ownership of the Shares held by Bomarko.

     (C) During the 60 days preceding the date of this amendment to the Reporting Persons' Schedule 13D, the Reporting Persons have purchased Shares of the Issuer's common stock in the following transactions:

  DATE         PURCHASER     NO. OF SHARES        PRICE PER SHARE     WHERE AFFECTED
1/16/96         Bomarko          4,000                $15.00              NASDAQ
1/17/96         Bomarko          6,000                $15.00              NASDAQ
1/18/96         Bomarko          1,000                $15.00              NASDAQ
1/25/96         Bomarko          5,400                $15.00              NASDAQ
1/26/96         Bomarko            400                $14.75              NASDAQ
2/17/96         Bomarko          1,000                $14.75              NASDAQ
2/23/96         Bomarko            500                $14.50              NASDAQ

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.




               Page 9 of 10 Pages
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   BOMARKO, INC.



Dated: March 21, 1996              By /S/ JAMES D. AZZAR
                                      James D. Azzar, Chairman of the
                                      Board and Chief Executive Officer



                                   EXTRUSIONS DIVISION, INC.


Dated: March 21, 1996              By /S/ JAMES D. AZZAR
                                      James D. Azzar, President


Dated: March 21, 1996              /S/ JAMES D. AZZAR
                                   James D. Azzar




























               Page 10 of 10 Pages
                                APPENDIX A


                       NOTICE OF PROPOSED RESOLUTION




          This Notice and the accompanying Resolution are submitted to the shareholders of Badger Paper Mills, Inc. ("Badger") pursuant to Wis. Stat.
<Section> 180.1150 on behalf of Bomarko, Inc. ("Bomarko"), Extrusions
Division, Inc. ("EDI"), and James D. Azzar (collectively referred to as the "Investors"). The Investors hereby request a shareholder vote to approve restoration of full voting power to the Investors in the event that the Investors purchase shares of Badger in excess of 20% of the voting power in the election of directors.

          Bomarko beneficially owns 272,964 shares of the common stock of Badger "Badger Shares"). EDI beneficially owns 100 Badger Shares. Mr. Azzar beneficially owns 273,064 Badger Shares, or approximately 14% of the voting power in the election of directors, including shares beneficially owned by Bomarko and EDI.

          At this time, the Investors propose to acquire more than 20 percent but less than 50 percent of the total Badger Shares outstanding.

          The Investors propose to acquire such shares with cash on hand or obtained from the sale of other investment securities, or from existing lines of credit. Purchases will be made on the open market and in privately negotiated transactions with individual shareholders of Badger. Although the Investors have no present intention to purchase shares otherwise than as set forth above, they reserve the right to acquire shares by any lawful means.

          The Investors' purpose in acquiring such shares is to acquire a significant equity interest in the Issuer as an investment. The Investors may, from time to time, reevaluate and change their purpose for owning such shares.

          Bomarko is a converter and manufacturer of coated and printed paper products. In the ordinary course of its business, it purchases substantial quantities of paper of types manufactured by Badger. Bomarko is a competitor of Badger in some product lines.

          In December of 1995, James D. Azzar proposed to the Badger board of directors that Bomarko and Badger enter into discussion of a strategic transaction. He was, however, advised by the board of directors of Badger that the board did not wish to pursue such discussions. No such plan or proposal was presently being advanced by the Investors.



          The Investors have no present plans to gain control of Badger. Accordingly, the Investors have no present plans or proposals to liquidate Badger, to sell substantially all of its assets, or merge it or exchange its shares with any other person, to change the location of its principal office or a material portion of its business activities, to change materially its management or policies of employment, to alter materially its relationship with suppliers or customers or the communities in which it operates, or make any other material change in its business, corporate structure, management or personnel. Because the Investors have no present plan to gain control of Badger, they do not presently expect their investment in Badger to materially affect Badger employees. Despite the absence of a present intention to gain control of Badger, the Investors recognize that an increase in degree of influence will result from increased stock ownership. The Investors intend to have an interest and involvement in management that exceeds that of an ordinary shareholder.
The Investors may from time to time reevaluate and change their plans and intentions with respect to such shares.

          This Notice and its accompanying Resolution are submitted this 23rd day of February, 1996.


                                   BOMARKO, INC.


Dated: February 23, 1996           By /S/ JAMES D. AZZAR
                                      James D. Azzar, Chairman of the
                                      Board and Chief Executive Officer


                                   EXTRUSIONS DIVISION, INC.


Dated: February 23, 1996           By /S/ JAMES D. AZZAR
                                      James D. Azzar, President


Dated: February 23, 1996           /S/ JAMES D. AZZAR
                                   James D. Azzar












                       -2-
                          SHAREHOLDER RESOLUTION


          RESOLVED, that pursuant to Wis. Stat. <Section> 180.1150, full voting power is hereby approved and restored to all shares of this corporation to be acquired or held by Bomarko, Inc., Extrusions Division, Inc., and James D. Azzar in excess of 20% of the voting power in the election of directors.












































                              JAMES D. AZZAR
                          201 Cottage Grove, S.E.
                       Grand Rapids, Michigan 49507
                              (616) 247-3611


                             February 23, 1996

Shareholders of
Badger Paper Mills, Inc.

Dear Fellow Shareholder,

          I, like you, have invested in shares of Badger Paper Mills, Inc.

          In recent years I, and two companies I own, have purchased Badger shares in the public market. These shares were sold by willing sellers. When I bought a single large block of shares which came on the market earlier this year, I became an owner of over 10% of Badger's shares. Since then I have continued to purchase shares in the public markets, in occasional transactions. I am presently the beneficial owner of 273,064 shares, or about 14% of Badger's stock.

          I have no specific present intention to acquire any particular number of shares. Each of my purchases of shares has been and will be based on an evaluation of Badger's business and prospects, future developments and the availability of shares.

          I have stated in filings with the Securities and Exchange Commission, and state to you, that my purpose in acquiring Badger shares has been to acquire a significant equity interest in Badger as an investment, and that I have no current plans which would result in any merger, reorganization, liquidation or extraordinary corporate transaction involving Badger, a sale or transfer of any of its material assets, any change in its present Board of Directors or management, any change in present capitalization, dividend policy business or corporate structure of Badger, or any discontinuation of its SEC registration or NASDAQ listing.

          Bomarko is a converter and manufacturer of coated and printed paper products. In the ordinary course of its business, it purchases substantial quantities of paper of types manufactured by Badger. Bomarko is a substantial customer of Badger, and in some product lines, it's competitor.

          In December of 1995, I proposed to the Badger board of directors that Bomarko and Badger enter into discussion of a strategic transaction.
I was, however, advised by the board of directors of Badger that the board did not wish to pursue such discussions. No such plan or proposal was presently being advanced by the Investors. Indeed, my ability to do many of these things is already pretty well limited by the company's Articles of Incorporation and various Wisconsin laws.

          The State of Wisconsin has a law that says that if I buy more than 20% of Badger's shares without your permission, I can't vote those shares (actually, I lose 90% of my voting rights on those shares). The right to vote in elections of directors and on proposals for fundamental corporate transactions is, I believe, the most significant right a shareholder has. It is this voting right which provides all shareholders, not just me, with some ability to assure that management is responsive to the interests of shareholders, and that management manages the company for the purpose of providing value to shareholders. I have relatively little interest in continuing to buy shares if I am faced with limit on the number of shares that I can own, or a limit on the voting power available to me to protect and promote the rights and interests of shareholders generally, and myself, specifically.

          I am asking you to VOTE FOR a proposal which would extend the same voting rights you have on your shares to my shares if I buy over 20%. If you vote against the proposal you are, in my opinion, voting that you and the other shareholders should not have the opportunity to sell their shares to me if they wish to do so.

          I am advised that management will recommend that you vote against this proposal. I can clearly understand why management might prefer that a shareholder who is not in the inside management group would have significant voting power. However, ask yourself whether it is in YOUR BEST INTEREST to limit the right of a shareholder to vote and to limit the ability of yourself and other shareholders to sell their shares.

          Please VOTE FOR this proposal.


                                   Sincerely,


                                   /s/ James D. Azzar
                                   James D. Azzar

















                                APPENDIX B

                           SHAREHOLDER PROPOSAL


          RESOLVED, that the shareholders request that the Board of Directors establish a Shareholder Advisory Committee (the "Committee") on substantially the following terms. The Committee will advise the Board of shareholders' views pertaining to significant transactions involving the Company, including without limitation, sales of Company assets outside the ordinary course of business ("Transactions").

          A majority of the Board will meet with the Committee on a quarterly basis and will provide the Committee with information that is reasonably necessary for the Committee to adequately assess proposed Transactions. The Committee may, at its option, include a report of its activities, not to exceed 2500 words, in the Company's annual proxy statement. The Committee's advice and recommendations shall not limit or restrict the ability of the Board to take whatever action it deems best for the Company.

          The Committee will adopt regulations to govern its operations. The Committee will have at least one but no more than five members, who will serve without compensation except for reimbursement of reasonable travel and other expenses. The Committee will consist of one representative of each of the Company's shareholders that, as of the record date for determining shareholders entitled to vote at each annual shareholders' meeting: (1) beneficially owns at least ten percent of the Company's outstanding shares of common stock; and (2) has not been an officer or director of the Company, or an "affiliate" or "associate" of an officer or director, as such terms are defined in Rule 405 under the Securities Act of 1933, as amended, within the last five years. Such shareholders shall appoint Committee members by submitting, in writing, to the Company's Secretary within twenty days following each annual shareholders' meeting, the representative's name and proof of the shareholder's stock ownership. No officer or director of the Company shall serve on the Committee.

          The Board will ensure the Committee's formation and its annual reconstitution within forty-five days after each annual shareholders' meeting and shall use all reasonable efforts to facilitate its effective operation.


                           SUPPORTING STATEMENT

          The decisions of the Board of Directors on major policy issues should be made with due consideration for the views of all shareholders. We believe that the Committee would provide an effective means of communicating the views of shareholders independent of management by establishing a formalized structure for shareholder input. We think that this structure will benefit the Company by both providing the directors with an important information resource and in strengthening the relationship between the board and shareholders.

          The Committee would have no authority to bind or act on behalf of the Board of Directors, nor would it become involved in Company management. Instead, the Committee would be concerned with major policy decisions and major transactions that could have a fundamental impact on the value of our investments. The shareholders, as owners of the Company, have a right to a say in major events affecting the Company. The Committee is intended to provide a productive forum in which such communications can take place.









































                       -2-